SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C.  20549

                               FORM 11-K

(Mark One)
  [ X ]           ANNUAL REPORT PURSUANT TO SECTION 15(d)
                 OF THE SECURITIES EXCHANGE ACT OF 1934

               For the fiscal year ended December 31, 1999

                                   OR

  [   ]         TRANSITION REPORT PURSUANT TO SECTION 15(d)
                 OF THE SECURITIES EXCHANGE ACT OF 1934

             For the transition period from ________ to ________

                         Commission File Number
                                 1-6699



             Employees' Voluntary Investment and Savings Plan
                 of International Multifoods Corporation
                           200 East Lake Street
                         Wayzata, Minnesota 55391
                    (Full title and address of plan)



                  International Multifoods Corporation
                          200 East Lake Street
                         Wayzata, Minnesota 55391
 (Name of issuer and address of principal executive offices of issuer)





                    EMPLOYEES' VOLUNTARY INVESTMENT
                         AND SAVINGS PLAN OF
                INTERNATIONAL MULTIFOODS CORPORATION


           Financial Statements and Supplemental Schedules

                    December 31, 1999 and 1998



Independent Auditors' Report
----------------------------



The Board of Directors
International Multifoods Corporation:

We have audited the accompanying statements of net assets available for plan benefits of the Employees' Voluntary Investment and Savings Plan of International Multifoods Corporation (the "VISA Plan") as of December 31, 1999 and 1998, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the VISA Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets of the VISA Plan as of December 31, 1999 and 1998, and the changes in its net assets for the years then ended in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets Held for Investment Purposes and Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.






/s/ KPMG LLP

Minneapolis, Minnesota
May 26, 2000



           EMPLOYEES' VOLUNTARY INVESTMENT AND SAVINGS PLAN
              OF INTERNATIONAL MULTIFOODS CORPORATION

        Statements of Net Assets Available for Plan Benefits
                   December 31, 1999 and 1998


                                                  1999            1998
                                              -----------     -----------
Investments                                   $58,582,031     $57,689,153

Receivables:

     Accrued investment income                    150,361         127,722

     Employer contribution                         84,489               -

     Participant contribution                     211,257               -
                                              -----------     -----------
           Total receivables                      446,107         127,722
                                              -----------     -----------
Net assets available for plan benefits        $59,028,138     $57,816,875
                                              ===========     ===========

See accompanying notes to financial statements.



                 EMPLOYEES' VOLUNTARY INVESTMENT AND SAVINGS PLAN
                    OF INTERNATIONAL MULTIFOODS CORPORATION

         Statements of Changes in Net Assets Available for Plan Benefits
                   Years ended December 31, 1999 and 1998



                                                         1999              1998
                                                      -----------      -----------
Investment income:
       Net appreciation (depreciation) in fair
         value of investments                         $  (874,794)     $ 6,097,492
       Interest                                           145,946          130,844
       Dividends                                        1,062,310          830,824
                                                      -----------      -----------
                                                          333,462        7,059,160
                                                      -----------      -----------
Contributions:
       Participant                                      5,340,180        5,125,068
       Employer                                         2,015,044        1,987,018
                                                      -----------      -----------
                                                        7,355,224        7,112,086
                                                      -----------      -----------
       Total additions                                  7,688,686       14,171,246
                                                      -----------      -----------
Distributions                                           6,416,550        6,875,896
Administrative expenses                                    60,873           64,334
                                                      -----------      -----------
       Total deductions                                 6,477,423        6,940,230
                                                      -----------      -----------
       Net increase                                     1,211,263        7,231,016

Net assets available for plan benefits:

       Beginning of year                               57,816,875       50,585,859
                                                      -----------      -----------
       End of year                                    $59,028,138      $57,816,875
                                                      ===========      ===========

See accompanying notes to financial statements.



                EMPLOYEES' VOLUNTARY INVESTMENT AND SAVINGS PLAN
                    OF INTERNATIONAL MULTIFOODS CORPORATION

                         Notes to Financial Statements
                          December 31, 1999 and 1998

1)  Description of the VISA Plan
The following brief description of the Employees' Voluntary Investment and Savings Plan of International Multifoods Corporation (the "VISA Plan") is provided for general information purposes only. For more complete information about the VISA Plan's eligibility, vesting, withdrawal and benefit provisions, employees should refer to their copy of the Summary VISA Plan Description.

The VISA Plan is a voluntary investment and savings plan intended to be a long-term investment program to provide participating employees ("Members") with additional retirement income. Salaried employees as well as certain hourly employees of International Multifoods Corporation (the "Company") and participating subsidiaries are eligible for the VISA Plan after one year of qualifying service. The VISA Plan is a salary reduction plan under Section 401(k) of the Internal Revenue Code and qualifies as an Employee Stock Ownership Plan ("ESOP") under Section 4975(e) of the Internal Revenue Code. The ESOP provisions allow the Trustee (Norwest Bank Minnesota, N.A.), at the direction of the VISA Plan Administrator, to purchase common stock of the Company with the proceeds of one or more loans. Any loan transaction entered into must provide that the lender shall be without recourse against the assets of the VISA Plan, except for common stock held in a loan suspense account, and therefore not allocated to participating Members.

The Company and its participating subsidiary corporations (the "Employer") absorb a major portion of the administrative costs of the VISA Plan including audit, accounting and legal fees. The operational expenses of each investment fund (commissions or other transaction costs, investment management fees, etc.) are paid out of that fund and reduce its rate of return. The Trustee's fees are also paid out of the trust and are charged against the Members' accounts pro rata based on the account balances. The VISA Plan also allows certain other administrative expenses (recordkeeping fees, disbursement fees, etc.) to be paid out of the trust and charged against the Members' accounts, although the Employer currently pays such fees and expenses.

Members enter into salary reduction agreements with the Employer and may contribute, within limitations specified by the Internal Revenue Code, from 2% to 15% of covered pay. The Employer's contribution is 50% of the Member's contribution with a limit of 3.5% of the Member's covered pay. Members' deposits are fully vested. Employer contributions are 20% vested after one year of service and continue to vest an additional 20% each year, becoming fully vested after the employee has completed five years of service, or upon reaching age 65, retirement, pre-retirement disability, death and certain other occurrences.

An employee, whether or not such employee has satisfied the service requirement to become a Member, is eligible to contribute any amount that qualifies as a rollover contribution (as defined in the VISA Plan). Rollover contributions are not eligible for Employer matching contributions.

2)  Accounting Policies
Basis of Accounting
-------------------
The VISA Plan's accounting policies conform to generally accepted accounting principles ("GAAP") applied on a consistent basis. The financial statements of the VISA Plan are prepared under the accrual method of accounting.

Use of Estimates
----------------
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of net assets available for plan benefits and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for plan benefits during the reporting period. Actual results could differ from these estimates.

Reclassification
----------------
Due to the adoption of American Institute of Certified Public
Accountants Statement of Position 99-3, "Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters" ("SOP 99-3"), certain reclassifications have been made to the
1998 financial statements.   SOP 99-3 is effective for financial
statements for plan years ending after December 15, 1999.

Investment Valuation and Income Recognition
-------------------------------------------
Significant policies related to investments are summarized below:

The fair value of investments in the Company's common stock is based upon published quotations.

The fair value of investments in common trust funds and mutual funds is determined by the trustee or custodian of those funds on the basis of the fair values of the underlying net assets.

Net appreciation (depreciation) in fair value of investments represents increases or decreases in value resulting from realized and unrealized gains and losses.

The Member loans are valued at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis, and dividends are recorded on the ex-dividend date.

Payment of Benefits
-------------------
Benefits are recorded when paid.

3)  Member Loans
The VISA Plan allows Members to borrow from their account and repay it through after-tax payroll deductions. Members may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Loan transactions are treated as transfers between the investment funds and the Loan Fund. Loan terms range from one to five years. The loans are due and payable 30 days following termination of employment, or earlier in certain circumstances. The loans are secured by the balance in the Member's account and bear interest at the prime rate plus 2%. Principal and interest payments are paid ratably from each paycheck.

4)  Forfeitures and Vesting
Members who terminate their employment with the Company forfeit the nonvested portion of the Company's contributions to their accounts. However, if terminated Members are reemployed by the Company within 5 years of termination, such forfeited nonvested portion of the Company's contributions is restored to their VISA Plan accounts. Forfeitures to the VISA Plan can be used to cover future Company's contributions or reinstate previously forfeited amounts to reemployed Members. Forfeitures to the VISA Plan were $50,264 and $65,511 in 1999 and 1998, respectively.

The company's contributions vests as shown below:

Employee's vesting service since joining the Company   Vested Percentage
----------------------------------------------------   -----------------
1 year but less than 2 years                                      20%
2 years but less than 3 years                                     40%
3 years but less than 4 years                                     60%
4 years but less than 5 years                                     80%
5 years or more                                                  100%


If the Member retires, dies, becomes totally and permanently disabled, or if a Member's employment with the Company is involuntarily terminated due to the destruction, shutdown, or closing of any plant (or such other event as the Board of Directors of the Company deems to be sufficient cause to allow for full vesting), or if the VISA Plan is terminated by the Company, the Member is vested 100%, regardless of the length of Company service.

5)  Investment Funds
Members may deposit their contributions in any one of the following investment funds: International Multifoods Stock Fund, Norwest Stable Return Fund, Fidelity Magellan Fund, Vanguard Institutional Index Fund, Vanguard Asset Allocation Fund, T. Rowe Price New Horizons Fund, MetWest Total Return Fund and Janus Worldwide Fund. Contributions can be allocated to funds in increments of 5%. Member contributions and investment balances can be reallocated at anytime. The Employer's contribution is invested 100% in the International Multifoods Stock Fund. Members may reallocate a portion of their Employer's contributions and investment balances only during a special "diversification election period" that occurs as the Member approaches retirement age.

The Finance and Benefit Investment Committee of the Company's Board of Directors selects the investment funds that will be offered under the VISA Plan. Each of the funds may temporarily hold cash or make short-term investments. The following schedule summarizes the type of investments, which may be made by each of the funds:


Fund                                     Description
----                                     -----------
International Multifoods Stock Fund      Invests in the common stock of the Company

Norwest Stable Return Fund               Collective bank trust that invests in fixed
                                         income securities such as contracts with
                                         insurance companies and banks

Fidelity Magellan Fund                   Mutual fund that invests in equity
                                         securities

Vanguard Institutional Index Fund        Mutual fund that invests in equity
                                         securities of companies that make up the
                                         Standard and Poor's 500 Composite Stock
                                         Price Index

Vanguard Asset Allocation Fund           Mutual fund that invests in fixed income
                                         securities and equity securities

T. Rowe Price New Horizons Fund          Mutual fund that invests in equity
                                         securities of young, emerging growth
                                         companies

MetWest Total Return Fund                Mutual fund that invests in fixed income
                                         securities such as U.S. government
                                         securities, corporate debt securities and
                                         commercial paper

Janus Worldwide Fund                     Mutual fund that invests in equity
                                         securities of foreign and domestic
                                         companies

6)  Plan Termination
Although it has not expressed any intention to do so, the Company has the right to terminate the VISA Plan or discontinue contributions with respect to any one or more participating employers. Upon termination or discontinuance of contributions, Employer contribution amounts in Member accounts which have not vested will become vested. Thereafter, full distribution of each fund may be made to Members, either by lump sum payment or by annual installment payments over a period not exceeding ten years.

7)  Distributions
The VISA Plan provides for the distribution of a Member's account balance upon retirement, death, termination of employment or certain other occurrences. In addition, Members who meet certain qualifications as to age and length of participation in the VISA Plan, or who have a proven financial hardship, may elect to withdraw a portion of their account balance. Distributions may be made either by lump sum payment or by annual installment payments over a period not exceeding ten years at the discretion of the VISA Plan Administrator. Distributions from the Company Common Stock Fund of the VISA Plan are made in full shares of common stock of the Company and cash for any fractional share equivalents, except that members may elect to receive cash distributions. The number of shares to be distributed is determined by the market value of the common stock as of the valuation date.

8)  Income Taxes
The Company received a tax determination letter dated June 25, 1996, from the Internal Revenue Service stating that the VISA Plan meets the requirements of Section 401(a) of the Internal Revenue Code and that the trust created under the VISA Plan is therefore exempt from Federal income taxes under provisions of Section 501(a). As of the date of this report, the Company believes that the VISA Plan and its related trust continue to qualify under the provisions of Sections 401(a) and 501(a) and are exempt from Federal income taxes.

The VISA Plan qualifies as a salary reduction plan under Section 401(k) of the Internal Revenue Code. Accordingly, Employer contributions and allocations to Members' accounts of trust earnings are not taxable to Members when made or when credited to the Member's account. However, Member distributions are subject to ordinary income taxes and may be subject to an additional 10% penalty tax.

9)  Investments
The following represent 5% or more of the net assets available for plan benefits at December 31, 1999 and 1998:

                                                  1999            1998
                                              -----------      ----------
                                               Fair Value      Fair Value
                                              -----------      ----------
International Multifoods Stock Fund
   -Nonparticipant directed                   $ 7,156,843     $12,520,320
   -Participant directed                        2,485,394       3,676,324
                                              -----------     -----------
                                              $ 9,642,237     $16,196,644
                                              -----------     -----------

Norwest Stable Return Fund                    $ 6,686,312     $ 5,977,268

Fidelity Magellan Fund                         15,932,015      13,451,599

Vanguard Institutional Index Fund              12,084,895      11,312,199

Vanguard Asset Allocation Fund                  5,449,743       5,622,646

Janus Worldwide Fund                            3,655,608         766,492

The Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $874,794 in 1999 and appreciated in value by $6,097,492 in 1998, as follows:

                                                  1999                  1998
                                             -----------            ------------
Mutual funds                                 $ 7,476,064            $  7,311,437
International Multifoods Stock Fund           (8,350,858)             (1,213,945)
                                             -----------            ------------
                                             $  (874,794)           $  6,097,492
                                             ===========            ============

10)  Nonparticipant-directed Investments
Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments are as follows:

                                                  1999               1998
                                              -----------        -----------
International Multifoods Stock Fund           $ 7,156,843        $12,520,320
Short-Term Investment Fund                        234,911            276,720
Cash                                                    -             17,192
Accrued investment income                         106,017             98,732
Employer contributions receivable                  84,489                  -
                                               ----------        -----------
     Net assets                               $ 7,582,260        $12,912,964
                                              ===========        ===========

Changes in Net Assets:
   Contributions                              $ 2,015,044        $ 1,987,018
   Dividends                                      411,855            375,663
   Interest                                        16,429             14,836
   Net depreciation in fair value
   of investments                              (6,538,317)        (1,016,579)
Distributions                                  (1,195,881)        (1,521,043)
Administrative expenses                            (7,234)            (7,737)
Transfers to participant-directed
  investments                                     (32,600)          (303,687)
                                              -----------        -----------
     Net decrease in net assets               $(5,330,704)       $  (471,529)
                                              ===========        ===========

11)  Party-In-Interest Transactions
Transactions resulting in plan assets being transferred to or used by a related party are prohibited under the Pension Reform Act (the Act) unless a specific exemption applies. The Trustee of the VISA Plan, Norwest Bank Minnesota, N.A., and International Multifoods Corporation are defined as parties-in-interest with respect to the VISA Plan. However, such transactions are exempt under section 408(b)(8) and are not prohibited under the Act.


                                                                                                  Schedule 1

                                EMPLOYEES' VOLUNTARY INVESTMENT AND SAVINGS PLAN
                                    OF INTERNATIONAL MULTIFOODS CORPORATION

                           Item 27a - Schedule of Assets Held for Investment Purposes
                                              December 31, 1999

                                               Description of investment,
                                                 including maturity date,
Identity of issue, borrower, lessor           rate of interest, collateral,
  or similar party                              and par or maturity value            Cost         Fair Value
--------------------------------------      --------------------------------      -----------     -----------
Common stock:
 *International Multifoods Corporation      727,716 shares common stock,          $14,765,678       9,642,237
                                              par value $0.10 per share
-------------------------------------------------------------------------------------------------------------
     Total common stock                                                            14,765,678       9,642,237
-------------------------------------------------------------------------------------------------------------
Cash and common trust funds:
  Norwest Bank Minnesota, N.A.:
 *Short-term Investment Fund                             316,490 units                316,490         316,490
 *Stable Return Fund                                     233,791 units              5,846,678       6,686,312
-------------------------------------------------------------------------------------------------------------
     Total common trust funds                                                       6,163,168       7,002,802
-------------------------------------------------------------------------------------------------------------
Mutual funds:
  Fidelity Magellan Fund                                117,232 units             10,877,240       15,932,015
  Vanguard Institutional Index Fund                      89,964 units              9,640,415       12,084,895
  Vanguard Asset Allocation Fund                        230,276 units              4,793,237        5,449,743
  T Rowe Price New Horizons Fund                        103,481 units              2,405,034        2,831,861
  MetWest Total Return Fund                              50,427 units                519,797          501,887
  Janus Worldwide Fund                                   48,719 units              2,685,689        3,655,608
-------------------------------------------------------------------------------------------------------------
     Total mutual funds                                                           30,921,412       40,456,009
-------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------
Participant loan fund                                 1,480,983 units,             1,480,983        1,480,983
                                                 interest rates ranged from
                                                      9.75% to 10.5%
-------------------------------------------------------------------------------------------------------------
     Total investments                                                           $53,331,241      $58,582,031
=============================================================================================================
* Represents party-in-interest.

See accompanying independent auditors' report.


                                EMPLOYEES' VOLUNTARY INVESTMENT AND SAVINGS PLAN                   Schedule 2
                                    OF INTERNATIONAL MULTIFOODS CORPORATION

                                 Item 27d - Schedule of Reportable Transactions
                                          Year Ended December 31, 1999



                                  Description of     No. of     No. of   Purchase     Selling     Cost of      Net Gain
Identity of Party Involved           Asset         Purchases    Sales     Price         Price     Assets       or (Loss)
-------------------------------   --------------   ---------    ------  -----------  ----------   --------     ---------
Series of transactions (involving
one security) which exceed 5%
of plan assets.

*Norwest Bank Minnesota, N.A.      Short-term
                                    Investment Fund    110      143     4,092,052    4,133,535    4,133,535           -

*Norwest Bank Minnesota, N.A.      Stable Return Fund   83      109     3,729,868    3,451,325    2,970,854     480,471

 Fidelity Magellan Fund            Mutual Fund         100      142     4,684,576    3,968,066    2,738,466   1,229,600

 Vanguard Institutional Index      Mutual Fund          90      120     2,508,714    3,773,983    3,260,252     513,731
    Fund

There were no individual transactions (involving one security) which exceed 5% of plan assets.


* Represents party-in-interest

See accompanying independent auditors' report.


                                Signature


     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                   EMPLOYEES' VOLUNTARY
                                   INVESTMENT AND SAVINGS PLAN OF
                                   INTERNATIONAL MULTIFOODS CORPORATION




June 14, 2000                     By  /s/ Joyce G. Traver
                                       Joyce G. Traver
                                       Director - Benefits



                               EXHIBIT INDEX


23     Consent of KPMG LLP.